Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

March 22, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.

Designation:	Floating Rate Debentures, Series due September 28, 2020

Registration Format:	SEC Registered

Principal Amount:	$150,000,000

Date of Maturity:	September 28, 2020

Interest Payment Dates:	Quarterly on March 28, June 28, September 28 and December 28, beginning June 28, 2019

Coupon Rates:	Floating rate based on the Three-Month LIBOR Rate plus 0.45%; reset quarterly on each March 28, June 28, September 28, and December 28 beginning June 28, 2019. The coupon rate that will be in effect on the Settlement Date will be determined on March 25, 2019.

Price to Public:	100% of the principal amount thereof

Trade Date:	March 22, 2019

Settlement Date:*	March 27, 2019

CUSIP / ISIN Number:	65339K BE9 / US65339KBE91

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)

Sole Book-Running Manager:

RBC Capital Markets, LLC

___________________

*	It is expected that delivery of the Debentures will be made against payment therefor on or about March 27, 2019, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Three-Month LIBOR Rate” has the meanings ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated March 22, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling RBC Capital Markets, LLC toll-free at 1-866-375-6829.